EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

DECEMBER 31, 2011

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders of
Eurasian Minerals Inc.

We have audited the accompanying consolidated financial statements of Eurasian Minerals Inc., which comprise the consolidated statements of financial position as at December 31, 2011, March 31, 2011 and April 1, 2010 and the consolidated statements of comprehensive loss, shareholders’ equity and cash flows for the nine month period ended December 31, 2011 and for the year ended March 31, 2011, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Eurasian Minerals Inc. as at December 31, 2011, March 31, 2011 and April 1, 2010 and its financial performance and its cash flows for the nine month period ended December 31, 2011 and for the year ended March 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

April 26, 2012

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in Canadian dollars)

ASSETS	December 31, 2011	March 31, 2011	April 1, 2010
		(Note 22)	(Note 22)
Current
Cash and cash equivalents (Note 3)	$41,371,968	$48,370,004	$11,095,799
Investments (Note 5)	943,289	353,501	2,875,968
Receivables (Note 6)	558,702	577,737	570,836
Prepaid expenses	119,362	377,180	150,996
Total current assets	42,993,321	49,678,422	14,693,599

Non-current
Restricted cash (Note 4)	155,992	387,124	236,558
Equipment (Note 7)	300,901	314,916	375,015
Investment in associated companies (Note 8)	1,894,868	79,121	-
Exploration and evaluation assets (Note 9)	6,086,396	6,253,850	6,840,456
Reclamation bonds (Note 10)	439,565	413,037	273,583
Other assets (Note 11)	159,062	71,721	-
Total non-current assets	9,036,784	7,519,769	7,725,612

TOTAL ASSETS	$52,030,105	$57,198,191	$22,419,211

LIABILITIES

Current
Accounts payable and accrued liabilities (Note 12)	$876,321	$1,405,012	$718,031
Advances from joint venture partners (Note 13)	1,374,451	197,188	382,874
Total liabilities	2,250,772	1,602,200	1,100,905

SHAREHOLDERS' EQUITY
Capital stock (Note 14)	77,122,016	75,058,770	31,984,129
Commitment to issue shares	495,645	491,996	100,365
Share based payment reserve	7,258,987	5,393,723	3,407,896
Accumulated other comprehensive income	-	-	864,848
Deficit	(35,097,315)	(25,348,498)	(15,038,932)
Total shareholders' equity	49,779,333	55,595,991	21,318,306

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$52,030,105	$57,198,191	$22,419,211

Nature of operations and going concern (Note 1)
Proposed transaction (Note 20)
Events after reporting date (Note 21)

Approved on behalf of the Board of Directors on April 26, 2012:

Signed: “David M. Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Expressed in Canadian dollars)

	Nine month period ended	Year ended
	December 31, 2011	March 31, 2011
		(Note 22)
EXPLORATION EXPENDITURES	$8,436,143	$10,941,182
Less: recoveries	(4,598,919)	(6,185,414)
Net exploration expenditures (Note 9)	3,837,224	4,755,768

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	800,739	988,002
Investor relations and shareholder information	229,109	228,411
Professional fees	852,909	495,510
Salaries and consultants	1,385,974	1,266,227
Share-based payments (Note 14)	2,317,653	2,819,284
Transfer agent and filing fees	46,189	146,715
Total general and administrative expenses	5,632,573	5,944,149

Loss before other items	(9,469,797)	(10,699,917)

OTHER ITEMS
Change in fair value of held-for-trading investments	(13,326)	(79,539)
Equity loss on investments in associated companies	(177,441)	(57,694)
Foreign exchange gain (loss)	100,885	(519,792)
Gain (Loss) on investments	(12,018)	1,132,088
Interest income	343,145	229,733
Loss on dilution of investment in a former subsidiary	-	(142,400)
Loss on disposal of equipment	(111,393)	(47,322)
Write-off of exploration and evaluation assets (Note 9)	(408,872)	-
Total other income (loss)	(279,020)	515,074

Loss before income taxes	(9,748,817)	(10,184,843)
Income tax expense (Note 17)	-	(124,723)

Comprehensive loss for the period	$(9,748,817)	$(10,309,566)

Basic and diluted loss per common share	$(0.19)	$(0.26)

Weighted average number of common shares outstanding	51,554,032	40,055,905

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)

	Nine month period ended	Year ended
	December 31, 2011	March 31, 2011
Cash flows from operating activities
Loss for the period	$(9,748,817)	$(10,309,566)
Items not affecting cash:
Change in fair value of held-for-trading investments	13,326	79,539
Commitment to issue bonus shares included in share-based payments	900,168	775,758
Commitment to issue bonus shares included in exploration expenditures	249,012	569,633
Deferred income tax expense	-	124,723
Depreciation	60,837	141,602
Fair value of stock options included in share-based payments	1,417,485	2,119,328
Fair value of stock options included in exploration expenditures	695,183	-
(Gain) Loss on sale of investments	12,018	(1,132,088)
Loss on disposal of equipment	111,393	47,322
Interest received during the period	(343,145)	(229,733)
Loss on dilution of investment in a former subsidiary	-	142,400
Share of loss in equity investments	177,441	57,694
Shares received for option payments	(114,500)	(107,825)
Unrealized foreign exchange (gain) loss	(29,848)	105,378
Write-off of exploration and evaluation assets	408,872	-
Changes in non-cash working capital items:
Receivables	19,035	(19,160)
Prepaid expenses	257,818	(233,484)
Accounts payable and accrued liabilities	(528,691)	772,246
Advance from joint venture partner	1,177,263	(152,967)
Total cash used in operating activities	(5,265,150)	(7,249,200)
Cash flows from investing activities
Acquisition of exploration and evaluation assets	(92,871)	(127,752)
Acquisition of subsidiary	-	(155,070)
Cash acquired from acquisition of subsidiary	-	63,367
Interest received on cash and cash equivalents	343,145	229,733
Proceeds from sale of equipment	20,699	-
Proceeds from sale of marketable securities	86,200	3,440,659
Proceeds from sale of marketing material (native gold)	56,003	4,672
Purchase of marketable securities	(566,882)	(872,653)
Purchase of equity investments	(1,993,188)	-
Purchase of equipment	(178,914)	(130,589)
Purchase of marketing materials (native gold)	(133,446)	(76,988)
Reclamation bonds	(26,528)	(174,671)
Recoveries of exploration and evaluation assets from joint venture partners	-	924,620
Reduction of cash on dilution of investment	-	(49,250)
Restricted cash	231,132	(150,566)
Total cash provided by (used in) investing activities	(2,254,650)	2,925,512
Cash flows from financing activities
Proceeds received from private placements	-	40,655,000
Share issuance costs	(3,964)	(185,607)
Proceeds received from options exercised	525,728	1,125,392
Proceeds received from warrants exercised	-	3,108
Total cash provided by financing activities	521,764	41,597,893
Change in cash and cash equivalents	(6,998,036)	37,274,205
Cash and cash equivalents, beginning	48,370,004	11,095,799
Cash and cash equivalents, ending	$41,371,968	$48,370,004

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Expressed in Canadian dollars)

					Accumulated
				Share based	other
	Number of		Commitment to	payment	comprehensive
	common shares	Capital stock	issue shares	reserve	income	Deficit	Total
Balance as at April 1, 2010	34,265,822	$31,984,129	$100,365	$3,407,896	$864,848	$(15,038,932)	$21,318,306
Shares issued on private placements	14,900,000	40,655,000	-	-	-	-	40,655,000
Shares issued as finders' fees	398,970	1,104,728	-	-	-	-	1,104,728
Shares issued on exercise of stock options	759,000	1,125,392	-	-	-	-	1,125,392
Shares issued on exercise of warrants	1,554	3,108	-	-	-	-	3,108
Shares issued as bonus shares	448,000	953,760	(953,760)	-	-	-	-
Shares issued on acquisition of subsidiary	160,000	316,800	-	-	-	-	316,800
Shares issued on acquisition of mineral property	28,283	72,687	-	-	-	-	72,687
Reclassification of fair value of options exercised	-	608,010	-	(608,010)	-	-	-
Share based payments	-	-	-	2,119,328	-	-	2,119,328
Commitment to issue shares	-		1,345,391				1,345,391
Unrealized loss on available-for-sale investments		-	-	-	(864,848)	-	(864,848)
Share issue costs	-	(1,764,844)	-	474,509	-	-	(1,290,335)
Loss for the year	-	-	-	-	-	(10,309,566)	(10,309,566)
Balance as at March 31, 2011	50,961,629	75,058,770	491,996	5,393,723	-	(25,348,498)	55,595,991
Shares issued on exercise of stock options	429,300	525,728	-	-	-	-	525,728
Shares issued as bonus shares	431,498	1,145,531	(1,145,531)	-	-	-	-
Shares issued on acquisition of mineral property	52,691	148,547	-	-	-	-	148,547
Reclassification of fair value of options exercised	-	247,404	-	(247,404)	-	-	-
Share based payments	-	-	-	2,112,668	-	-	2,112,668
Commitment to issue shares	-	-	1,149,180	-	-	-	1,149,180
Share issue costs		(3,964)		-	-	-	(3,964)
Loss for the period	-	-	-	-	-	(9,748,817)	(9,748,817)
Balance as at December 31, 2011	51,875,118	$77,122,016	$495,645	$7,258,987	$-	$(35,097,315)	$49,779,333

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

1. NATURE OF OPERATIONS AND GOING CONCERN

Eurasian Minerals Inc. (the “Company” or “Eurasian”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 under the name of 33544 Yukon Inc. On October 10, 2001, the Company changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp. and subsequently changed its name to Eurasian Minerals Inc. The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”) under the symbol of “EMX”. On January 30, 2012, the Company’s common shares were listed on the New York Stock Exchange (“NYSE”) Amex with the symbol of “EMXX” (Note 21).

The address of the Company’s head office and principal is 5th floor, 543 Granville Street, Vancouver, British Columbia, Canada V6C 1X8.

The Company has incurred losses since its inception and the ability of the Company to continue as a going-concern depends upon its ability to raise adequate financing and to develop profitable operations. The Company’s financing efforts to date, while substantial, may not be sufficient to enable the Company to fund all aspects of its operations. Management expects that the Company has sufficient resources and will be able to secure the necessary financing to meet the Company’s requirements on an ongoing basis. These consolidated financial statements do not include adjustments to the carrying values of the assets and liabilities, the reported expenses and the statements of financial position classification that may be necessary should the Company be unable to continue operations.

The consolidated financial statements are presented for a period of nine months ending December 31, 2011. The Company changed its fiscal year end from March 31 to December 31 effective for the period ending December 31, 2011. The change in the fiscal year end is made for the purpose of streamlining the Company’s financial reporting.

The Company’s principal business activities are the acquisition and exploration of mineral properties in Turkey, Haiti, the Kyrgyz Republic, Europe, U.S.A. and the Asia Pacific region. The Company’s continuing operations and the ability of the Company to meet its commitments for exploration and evaluation assets are dependent upon the support of present and future joint venture partners and the ability of the Company to raise additional financing.

Some of the Company’s activities for exploration and evaluation assets are located in emerging nations and consequently, may be subject to a higher level of risk compared to other developed countries. The operations in emerging markets, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, regulatory and political situations.

These consolidated financial statements of the Company are presented in Canadian dollars, which is the functional currency of the parent company and its subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and First Time Adoption of IFRS

In February 2008, the Canadian Accounting Standards Board confirmed January 1, 2011 as the date that International Financial Reporting Standards (“IFRS”) would replace Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) for publicly accountable enterprises. The Company has adopted IFRS effective April 1, 2011 for the nine month period ending December 31, 2011, with a transition date of April 1, 2010. The impact on prior years’ comparative balances of the transition from Canadian GAAP to IFRS is explained in Note 22.

Statement of Compliance

These consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Compliance (continued)

The accounting policies set out below have been applied consistently to all periods presented herein, including in preparing the opening statement of financial position as at April 1, 2010 (Note 22) for purposes of transition to IFRS. The accounting policies have been applied consistently by the Company and its subsidiaries.

These consolidated financial statements have been prepared on a historical cost basis except for the revaluation of certain financial instruments, which are stated at their fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Basis of Consolidation

The consolidated financial statements comprise the accounts of Eurasian, the parent company, and its controlled subsidiaries, after the elimination of all material intercompany balances and transactions.

Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company until the date on which control ceases.

The accounts of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Inter-company transactions, balances and unrealized gains or losses on transactions are eliminated. The Company’s principal operating subsidiaries are as follows:

Name	Place of Incorporation	Ownership Percentage

AES Madencilik Ltd. Sirketi	Turkey	100%
Eurasia Madencilik Limited Sirketi	Turkey	99%
Montex LLC	Kyrgyz Republic	100%
Altyn Minerals LLC	Kyrgyz Republic	100%
Georgian Minerals LLC	Georgia	100%
Eurasian Minerals Cooperatief U.A.	Netherlands	100%
EMX Georgia Cooperatief U.A.	Netherlands	100%
Ayiti Gold Company S.A.	Haiti	100%
Marien Mining Company S.A.	Haiti	100%
EMX (USA) Services Corp.	Nevada, USA	100%
Bronco Creek Exploration Inc.	Arizona, USA	100%
Viad Royalties AB	Sweden	100%
Eurasian Minerals Sweden AB	Sweden	100%
Eliseror Limited	Cyprus	100%
EMX Australia Pty Ltd	Australia	100%

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Business Combinations

The acquisition method of accounting is used to account for business combinations by the Company. The consideration transferred for the acquisition of a business is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. Subsequently, the carrying amount of non-controlling interest is the amount of the interest at initial recognition plus the non-controlling interest’s share of the subsequent changes in equity. Total comprehensive income is attributed to non-controlling interest even if this results in the non-controlling interest having a deficit balance.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of comprehensive loss.

The Company has made an election in terms of IFRS 1 to apply the requirements of IFRS 3 (Revised) – Business Combinations to all business combinations with effective dates on or after April 1, 2010. The classification and accounting treatment of business combinations with effective dates prior to April 1, 2010 have not been considered.

Functional and Reporting Currency

Items included in the consolidated financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company and its subsidiaries’ functional currency, as determined at the transition date of April 1, 2010, is the Canadian dollar (“CAD”), which is also the reporting currency of the Company.

Translation of transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Monetary assets and liabilities denominated in foreign currencies are re-measured at the rate of exchange at each financial position date. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of comprehensive loss.

Financial Instruments

All financial instruments are classified into one of the following four categories:

(a)Financial assets and financial liabilities at fair value through profit or loss (“FVTPL”)

Financial assets and financial liabilities classified as FVTPL are acquired or incurred principally for the purpose of selling or repurchasing them in the near term. They are recognized at fair value based on market prices, with any resulting gains and losses reflected in net income (loss) for the period in which they arise.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

(b)Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity. They are measured at amortized cost using the effective interest rate method less any impairment loss. A gain or loss is recognized in net income when the financial asset is derecognized or impaired, and through the amortization process.

(c)Available-for-sale financial assets

Available-for-sale (“AFS”) financial assets are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or FVTPL. They are measured at fair value. Fair value is determined based on market prices. Equity instruments that do not have a quoted market price in an active market are measured at cost. Gains and losses are recognized directly in other comprehensive income (loss) until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in accumulated other comprehensive income (loss) is recognized in net income (loss) for the period.

(d)Loans and receivables and other financial liabilities

Loans and receivables and other financial liabilities are measured at amortized cost, using the effective interest rate method less any impairment loss.

The Company’s financial instruments consist of cash and cash equivalents, receivables, marketable securities, warrants, restricted cash, reclamation bonds, accounts payable and accrued liabilities, and advances from joint venture partners. Unless otherwise noted the fair value of these financial instruments approximates their carrying values.

Cash and cash equivalents are classified as financial assets at FVTPL and are accounted for at fair value. Cash equivalents include highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.

Warrants are classified as derivative financial assets at FVTPL and are accounted for at fair value. For warrants that are not traded on an exchange, no market value is readily available. When there are sufficient and reliable observable market inputs, a valuation technique is used; if no such market inputs are available, the warrants are valued at intrinsic value, which is equal to the higher of the market value of the underlying security less the exercise price of the warrant, or zero.

Marketable securities are classified as available-for-sale and are measured at fair market value. Marketable securities transferred to the Company as part of an acquisition are classified as held-for-trading and are carried at fair market value. Changes in fair value of held-for-trading assets are reflected in the statement of comprehensive loss in the period in which they occur. Changes in fair value of available-for-sale assets are reflected in accumulated other comprehensive income on the statement of financial position until sold or if there is an other than temporary impairment in value.

Reclamation bonds are classified as financial assets held-to-maturity.

Restricted cash is classified as financial assets at FVTPL.

The Company classifies its receivables as loans and receivables and its accounts payable and accrued liabilities and advances from joint venture partners as other financial liabilities.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of financial assets

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been impacted.

For all financial assets, objective evidence of impairment could include:

  Significant financial difficulty of the issuer or counterparty;
  Default or delinquency in interest or principal payments; or,
  It becoming probable that the borrower will enter bankruptcy or financial reorganization.

For certain categories of financial assets, that are assessed not to be impaired individually, are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of receivables, where the carrying amount is reduced through the use of an allowance account. When a receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS marketable securities, if in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been has the impairment not been recognized. In respect of AFS marketable securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

Equity investment

The Company accounts for its long-term investments in affiliated companies over which it has significant influence on the equity basis of accounting, whereby the investment is initially recorded at cost, adjusted to recognize the Company’s share of earnings or losses and reduced by dividends received.

The Company assesses its equity investments for impairments if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the equity investment and that the event or events has an impact on the estimated future cash flow of the investment that can be reliably estimated. Objective evidence of impairment of equity investment includes:

  Significant financial difficulty of the associated companies;
  Becoming probable that the associated companies will enter bankruptcy or other financial reorganization; or,
  National or local economic conditions that correlate with defaults of the associated companies.

Exploration and evaluation assets and exploration expenditures

Acquisition costs for exploration and evaluation assets, net of recoveries, are capitalized on a property-by-property basis. Acquisition costs include cash consideration and the value of common shares, based on recent issue prices, issued for exploration and evaluation assets pursuant to the terms of the agreement. Exploration expenditures, net of recoveries, are charged to operations as incurred. After a property is determined by management to be commercially feasible, exploration and development expenditures on the property will be capitalized.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and evaluation assets and exploration expenditures (continued)

When there is little prospect of further work on a property being carried out by the Company or its partners, when a property is abandoned, or when the capitalized costs are no longer considered recoverable, the related property costs are written down to management’s estimate of their net recoverable amount. The costs related to a property from which there is production, together with the costs of production equipment, will be depleted and amortized using the unit-of-production method.

An exploration and evaluation asset acquired under an option agreement, where payments are made at the sole discretion of the Company, is capitalized at the time of payment. Option payments received are treated as a reduction of the carrying value of the related acquisition cost for the mineral property until the payments are in excess of acquisition costs, at which time they are then credited to operations. Option payments are at the discretion of the optionee and, accordingly, are accounted for when receipt is reasonably assured.

Equipment

Equipment is recorded at cost and depreciated over its estimated useful life using the declining balance method at a rate of 20% per annum. Depreciation on equipment used directly on exploration projects is included in exploration expenditures for that mineral property.

Decommissioning liabilities

Decommissioning liabilities are recognized for the expected obligations related to the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. A decommissioning liability is recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made with a corresponding decommissioning cost recognized by increasing the carrying amount of the related long-lived asset. The decommissioning cost is subsequently allocated in a rational and systematic method over the underlying asset’s useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated future value. The Company has no known decommissioning liabilities.

Environmental disturbance restoration

During the operating life of an asset, events such as infractions of environmental laws or regulations may occur. These events are not related to the normal operation of the asset and are referred to as environmental disturbance restoration provisions. The costs associated with these provisions are accrued and charged to income or loss in the period in which the event giving rise to the liability occurs. Any subsequent adjustments to these provisions due to changes in estimates are also charged to income or loss in the period of adjustment. These costs are not capitalized as part of the long-lived assets’ carrying value.

Impairment of assets

Events or changes in circumstances can give rise to significant impairment charges or reversals of impairment in a particular year. The Company assesses its cash generating unit annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, an estimate of the recoverable amount is made, which is the higher of the fair value less costs to sell and value in use. The determination of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and future operating performance. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank deposits and short-term, highly liquid investments that are readily convertible to known amounts of cash and with original maturities of three months or less.

Share-based payments

The Company accounts for share-based compensation using a fair value based method with respect to all share-based payments measured and recognized, to directors, employees and non-employees. For directors and employees, the fair value of the options is measured at the date of grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete, or the date the performance commitment is reached, or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For directors, employees and non-employees, the fair value of the options is accrued and charged to operations, with the offset credit to share based payment reserve, over the vesting period. If and when the stock options are exercised, the applicable amounts are transferred from share-based payment reserve to share capital. Share-based compensation awards are calculated using the Black-Scholes option pricing model.

Income taxes

Income tax expense consists of current and deferred tax. Income tax expense is recognized in income or loss except to the extent that it relates to items recognized directly in equity. Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income nor loss. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Income (Loss) per share

Basic income or loss per share is calculated by dividing the net income or loss for the period by the weighted average number of shares outstanding during the period. Diluted income or loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of shares outstanding used in the calculation of diluted income or loss per share assumes that the deemed proceeds received from the exercise of stock options, share purchase warrants and their equivalents would be used to repurchase common shares of the Company at the average market price during the period, if they are determined to have a dilutive effect.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income (Loss) per share (continued)

Existing stock options and share purchase warrants have not been included in the current period computation of diluted loss per share as to do so would be anti-dilutive. The current period basic and diluted losses per share are the same.

Valuation of equity units issued in private placements

The Company has adopted a residual value method with respect to the measurement of shares and warrants issued as private placement units. The residual value method first allocates value to the more easily measurable component based on fair value and then the residual value, if any, to the less easily measurable component.

The fair value of the common shares issued in the private placements was determined to be the more easily measurable component and were valued at their fair value, as determined by the closing quoted bid price on the day prior to the announcement date. The balance, if any, was allocated to the attached warrants. Any fair value attributed to the warrants is recorded as share based payment reserve.

Use of estimates

The preparation of these consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates include:

(a)

Recorded costs of exploration and evaluation assets are not intended to reflect present or future values of exploration and evaluation assets. The recorded costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, that a change in future conditions could require a material change in the recognized amount.

(b)

The determination of the fair value of stock options or warrants using stock pricing models requires the input of highly subjective assumptions, including the expected price volatility. Changes in the subjective input assumptions could materially affect the fair value estimate, therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options and warrants.

(c)

The determination of deferred tax assets or liabilities requires subjective assumptions regarding future income tax rates and the likelihood of utilizing tax carry-forwards. Changes in these assumptions could materially affect the recorded amounts, and therefore do not necessarily provide certainty as to their recorded values.

(d)

Option or sale agreements, under which the Company may receive shares as payment, require the Company to determine the fair value of shares received. Many factors can enter into this determination, including, if public shares, the number of shares received, the trading value of the shares, volume of shares, resale restrictions, and if non-public shares, the underlying asset value of the shares, or value of the claims under option or sale. This determination is highly subjective and does not necessarily provide a reliable single measure of the fair value of the shares received.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting policies and interpretations issued but not yet effective

(a) Effective for annual periods beginning on or after July 1, 2011

  Amendments to IFRS 7 Financial Instruments: Disclosures

The amendments increase disclosure with regards to the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period.

(b) Effective for annual periods beginning on or after January 1, 2012

  Amendments to IAS 12 Income Taxes

The amendments are made regarding Deferred Tax: Recovery of Underlying Assets and introduce an exception to the existing principle for the measurement of deferred tax assets and liabilities arising on an investment property measured at fair value, and the requirement that deferred tax on non-depreciable assets measured using the revaluation model in IAS 16 Property, Plant and Equipment should always be on a sales basis.

(c) Effective for annual periods beginning on or after January 1, 2013

  IFRS 10 Consolidated Financial Statements

This new standard provides a new single consolidation model that identifies control as the basis for consolidation for all types of entities, and replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12

Consolidation – Special Purpose Entities.

  IFRS 11 Joint Arrangements

This new standard improves the accounting for joint arrangements by introducing a principle-based approach that requires a party to a joint arrangement to recognize its rights and obligations arising from the arrangement. Such a principle-based approach will provide users with greater clarity about an entity’s involvement in its joint arrangements by increasing the verifiability, comparability and understandability of the reporting of these arrangements. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities-Non-Monetary Contributions by Venturers.

  IFRS 12 Disclosure of Interests in Other Entities

This new standard combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

  IFRS 13 Fair Value Measurement

This new standard defines fair value and sets out a framework for measuring fair value and disclosures about fair value measurements. It applies when other IFRS require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS or address how to present changes in fair value.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting policies and interpretations issued but not yet effective (continued)

(c) Effective for annual periods beginning on or after January 1, 2013 (continued)

  Amendments to IAS 27 Consolidated and Separate Financial Statements

The amendments provide guidance on the accounting and disclosure requirements for subsidiaries, jointly controlled entities, and associates in separate, or unconsolidated, financial statements.

  Amendments to IAS 28 Investments in Associates

The amendments provide guidance on the application of the equity method to associates, subsidiaries and joint ventures.

(d) Effective for annual periods beginning on or after January 1, 2015

  IFRS 9 Financial Instruments

This new standard partially replaces IAS 39 Financial Instruments: Recognition and Measurement.

The Company has initially assessed that there will be no material reporting changes as a result of adopting the above new standards; however, enhanced disclosure requirements are expected.

3. CASH AND CASH EQUIVALENTS

Cash consists of deposits at banks earning interest at floating rates based on daily bank deposit rates and cash on hand. Cash equivalents are short-term deposits.

	December 31, 2011	March 31, 2011	April 1, 2010
Cash	$13,486,726	$11,520,852	$7,735,827
Short-term deposits	27,885,242	36,849,152	3,359,972
Total	$41,371,968	$48,370,004	$11,095,799

4. RESTRICTED CASH

At December 31, 2011 the Company classified $155,992 (March 31, 2011 - $387,124; April 1, 2010 - $236,558) as restricted cash. This amount is comprised of $50,960 (March 31, 2011 - $50,960; April 1, 2010 - $50,960) held as a security deposit for the Company’s Haiti exploration program, and $105,032 (March 31, 2011 - $336,164; April 1, 2010 - $185,598) held by wholly-owned subsidiaries of the Company whose full amount is for use and credit to the Company’s joint venture partner in Haiti.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

5. INVESTMENTS

At December 31, 2011, the Company had the following investments:

		Accumulated
December 31, 2011	Cost	unrealized gain	Fair value
Held-for-trading investments
Warrants	$-	$37,411	$37,411
Common shares	789,059	116,819	905,878
Total held-for-trading investments	789,059	154,230	943,289
Total investments	$789,059	$154,230	$943,289

At March 31, 2011, the Company had the following investments:

		Accumulated
March 31, 2011	Cost	unrealized gain (loss)	Fair value
Held-for-trading investments
Warrants	$-	$172,088	$172,088
Common shares	198,080	(16,667)	181,413
Total investments	$198,080	$155,421	$353,501

At April 1, 2010, the Company had the following investments:

		Accumulated
April 1, 2010	Cost	unrealized gain	Fair value
Available-for-sale investments
Common shares	$1,195,857	$997,782	$2,193,639
Total available-for-sale investments	$1,195,857	$997,782	$2,193,639
Held-for-trading investments
Warrants	$-	$258,304	$258,304
Common shares	300,200	123,825	424,025
Total held-for-trading investments	300,200	382,129	682,329
Total investments	$1,496,057	$1,379,911	$2,875,968

6. RECEIVABLES

The Company’s receivables arise from goods and services tax and harmonized sales taxes receivable from government taxation authorities, and recovery of exploration expenditures from joint venture partners, as follows:

Category	December 31, 2011	March 31, 2011	April 1, 2010
Refundable taxes	$305,814	$437,010	$123,834
Recoverable exploration expenditures	208,428	140,727	411,571
Other	44,460	-	35,431
Total	$558,702	$577,737	$570,836

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

6. RECEIVABLES (continued)

The carrying amounts of the Company’s trade and other receivables are denominated in the following currencies:

Currency	December 31, 2011	March 31, 2011	April 1, 2010
Canadian dollars	$236,219	$119,173	$67,249
US dollars	150,441	234,148	422,673
Turkish Lira	101,904	194,304	67,218
Swedish Krone	39,423	-	-
Other	30,715	30,112	13,696
Total	$558,702	$577,737	$570,836

7. EQUIPMENT

	Computer	Field	Office	Vehicles	Total
Cost
As at April 1, 2010	$71,067	$106,804	$144,181	$407,792	$729,844
Additions	3,431	127,831	8,728	98,609	238,599
Disposals	(4,138)	(74,121)	(7,276)	(29,908)	(115,443)
As at March 31, 2011	70,360	160,514	145,633	476,493	853,000
Additions	34,374	63,198	-	81,342	178,914
Disposals and derecognition	(17,602)	(50,777)	(42,653)	(276,180)	(387,212)
As at December 31, 2011	$87,132	$172,935	$102,980	$281,655	$644,702
Accumulated depreciation
As at April 1, 2010	$64,327	$28,611	$54,128	$207,763	$354,829
Additions	8,043	62,201	17,194	140,787	228,225
Disposals	(13,290)	(12,083)	(6,877)	(12,720)	(44,970)
As at March 31, 2011	59,080	78,729	64,445	335,830	538,084
Additions	7,672	27,872	11,882	13,411	60,837
Disposals and derecognition	(16,697)	(6,537)	(27,178)	(204,708)	(255,120)
As at December 31, 2011	$50,055	$100,064	$49,149	$144,533	$343,801
Net book value
As at April 1, 2010	$6,740	$78,193	$90,053	$200,029	$375,015
As at March 31, 2011	$11,280	$81,785	$81,188	$140,663	$314,916
As at December 31, 2011	$37,077	$72,871	$53,831	$137,122	$300,901

During the nine month period ended December 31, 2011, depreciation of $59,959 (March 31, 2011 - $140,200) has been included in exploration expenditures. Also, a loss on disposal of equipment of $111,393 (March 31, 2011 - $47,322) was recognized.

8. INVESTMENT IN ASSOCIATED COMPANIES

The Company has a 49% equity investment in a joint venture, EBX Madencilik S.A. (“EBX”) in Turkey, with Chesser Resources Ltd, an Australian Stock Exchange listed exploration company. At December 31, 2011, the Company’s investment in the joint venture was $81,171 (March 31, 2011 - $79,121; April 1, 2010 - $Nil). The Company’s share of the net income of the joint venture for the nine month period ended December 31, 2011 was $2,029 (March 31, 2011 – loss of $57,694).

The Company also has a 26.7% equity investment in a private exploration company, Inter Geo Resources LLC (“IGR”). At December 31, 2011, the Company’s investment was $1,993,188 (March 31, 2011 - $Nil; April 1, 2010 - $Nil). The Company’s share of the net loss for the nine month period ended December 31, 2011 was $179,470 (March 31, 2011 - $Nil).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

8. INVESTMENT IN ASSOCIATED COMPANIES (continued)

As at December 31, 2011, associated companies’ aggregate assets, aggregate liabilities and net income or loss for the period are as follows:

December 31, 2011	EBX Madencilik S.A.	Inter Geo Resources LLC
Aggregate assets	$124,014	$4,247,489
Aggregate liabilities	(626,962)	(3,163,578)
Net income (loss) for the period	4,183	(3,521,214)
The Company's ownership %	49.00%	26.70%
The Company's share of net income (loss) for the period	2,029	(179,470)

9. EXPLORATION AND EVALUATION ASSETS

Acquisition costs

The Company has capitalized the following acquisition costs on its exploration and evaluation assets:

Region	Properties	December 31, 2011	March 31, 2011	April 1, 2010
Asia Pacific	Various	$441,856	$200,438	$-
Haiti	Grand Bois property	2,140,720	2,140,720	2,140,720
	Grand Bois property (recoveries)	(2,140,720)	(2,140,720)	(1,216,100)
Kyrgyz Republic	Gezart property	39,000	39,000	39,000
Sweden	Various	16,671	16,671	16,671
	Viad Royalties	421,084	421,084	-
Turkey	Alankoy	153,960	153,960	153,960
	Beyoulk	-	68,191	68,191
	Golcuk property	34,674	34,674	34,674
	Sisorta	-	-	283,508
	Trab	78,587	78,587	78,587
United States	Cathedral Well, Nevada	419,300	419,300	419,300
of America	Copper Springs, Arizona	786,186	786,186	786,186
	Courtland East, Arizona	-	26,206	26,206
	Hardshell Skarn, Arizona	-	104,825	104,825
	Jasper Canyon, Arizona	235,856	235,856	235,856
	Mesa Well, Arizona	314,475	314,475	314,475
	Middle Mountain, Arizona	262,062	262,062	262,062
	Mineral Hill, Wyoming	262,062	262,062	262,062
	Park-Sayler, Arizona	-	209,650	209,650
	Red Hills, Arizona	314,475	314,475	314,475
	Richmond Mountain, Nevada	262,062	262,062	262,062
	Silver Bell, Arizona	471,711	471,711	471,711
	Superior West, Arizona	1,179,280	1,179,280	1,179,280
	Yerington, Nevada	393,095	393,095	393,095
Total		$6,086,396	$6,253,850	$6,840,456

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

9. EXPLORATION AND EVALUATION ASSETS (continued)

Acquisition costs (continued)

During the nine month period ended December 31, 2011, the Company wrote off previously capitalized acquisition costs of $408,872 (March 31, 2011 - $nil) consisting of $68,191 for the Beyoulk property in Turkey, and $26,206 for the Courtland East property, $104,825 for the Hardshell Skarn property and $209,650 for the Park-Sayler property in the U.S.A. as management determined that there was little prospect of further work on these properties being carried out by the Company or its partners.

On August 12, 2010, the Company completed the purchase of a Swedish subsidiary, Phelps Dodge Exploration Sweden AB, and subsequently changed its name to Viad Royalties AB, from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) for a total purchase price of $471,870. The values attributed to these properties are disclosed above. On May 21, 2010, Chesser Resources completed an earn-in to the Sisorta property and was awarded 51% of EBX BVI, a previously wholly-owned subsidiary of the Company, by way of issuance of 3,143 common shares of EBX BVI. This resulted in the removal of $283,508 related to the original acquisition costs of the Sisorta property and a loss on dilution of a former subsidiary of $142,400.

On January 20, 2010, Eurasian acquired Bronco Creek Exploration Ltd. and as part of that transaction acquired exploration properties totalling $5,241,245 in Arizona, Wyoming, and Nevada, U.S.A.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

9. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration expenditures

During the nine month period ended December 31, 2011, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

	Sweden			USA				Turkey			Australia
	Kiruna South	Other	Total	Copper Basin	Mesa Well	Other	Total	Akarca	Other	Total	Koonenbury	Other	Total	Other	Total
Administration	$25,749	$36,092	$61,841	$2,423	$23	$87,531	$89,977	$954	$56,189	$57,143	$13,380	$38,184	$51,564	$87,169	$347,694
Assays	12,841	1,684	14,525	-	497	7,138	7,635	31,424	27,690	59,114	92,648	-	92,648	47,728	221,650
Drilling / trenching	128,316	16,449	144,765	-	458,724	1,027	459,751	630,327	49,178	679,505	-	-	-	21,906	1,305,927
Logistics	61,300	45,539	106,839	51,720	68,764	98,134	218,618	131,613	106,355	237,968	72,583	772	73,355	144,973	781,753
Personnel	214,224	178,056	392,280	108,356	115,313	717,211	940,880	209,896	181,622	391,518	337,269	54,249	391,518	267,042	2,383,238
Property costs	73,421	65,854	139,275	79,819	33,163	551,525	664,507	136,426	31,456	167,882	15,523	46,739	62,262	89,809	1,123,735
Professional fees	30,829	25,988	56,817	199	-	22,117	22,316	28,972	98,547	127,519	21,413	935	22,348	108,385	337,385
Share-based payments	124,143	85,849	209,992	34,707	67,731	168,886	271,324	87,048	39,929	126,977	189,136	41,231	230,367	105,535	944,195
Technical studies	-	1,300	1,300	105,349	2,496	130,303	238,148	57,126	9,781	66,907	196,747	9,664	206,411	230,663	743,429
Travel	16,398	18,425	34,823	59	-	78,034	78,093	-	1,899	1,899	49,558	23,665	73,223	59,099	247,137
Total expenditures	687,221	475,236	1,162,457	382,632	746,711	1,861,906	2,991,249	1,313,786	602,646	1,916,432	988,257	215,439	1,203,696	1,162,309	8,436,143
Recoveries	(567,837)	(403,113)	(970,950)	(398,205)	(750,485)	(563,373)	(1,712,063)	(1,151,952)	(148,828)	(1,300,780)	-	-	-	(12,445)	(3,996,238)
Operator fees and other	(39,749)	(27,295)	(67,044)	(21,410)	(85,370)	(253,148)	(359,928)	(57,581)	(71,410)	(128,991)	-	-	-	(46,718)	(602,681)
Total recoveries	(607,586)	(430,408)	(1,037,994)	(419,615)	(835,855)	(816,521)	(2,071,991)	(1,209,533)	(220,238)	(1,429,771)	-	-	-	(59,163)	(4,598,919)
Exploration expenditures (net)	$79,635	$44,828	$124,463	$(36,983)	$(89,144)	$1,045,385	$919,258	$104,253	$382,408	$486,661	$988,257	$215,439	$1,203,696	$1,103,146	$3,837,224

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

9. EXPLORATION AND EVALUATION ASSETS (continued)

Exploration expenditures (continued)

During the year ended March 31, 2011, the Company incurred the following exploration expenditures by projects, which were expensed as incurred:

			Turkey			Australia
	Sweden	USA	Akarca	Other	Total	Koonenbury	Other	Total	Other	Total
Administration	$93,652	$127,631	$35,924	$67,374	$103,298	$2,652	$11,606	$14,258	$392,828	$731,667
Assays	355	81,482	252,597	72,965	325,562	14,856	1,734	16,590	71,849	495,838
Drilling / trenching	63,512	665,019	364,199	3,461	367,660	-	-	-	500,422	1,596,613
Logistics	34,328	152,046	139,263	123,776	263,039	14,895	8,454	23,349	1,026,988	1,499,750
Personnel	417,595	861,621	430,219	346,899	777,118	178,063	310,667	488,730	1,275,608	3,820,672
Property costs	184,003	440,868	167,949	27,117	195,066	3,737	19,300	23,037	47,456	890,430
Professional fees	13,878	12,870	5,056	37,972	43,028	89,973	11,321	101,294	20,679	191,749
Share-based payments	37,351	235,430	48,367	47,377	95,744	14,000	127,664	141,664	59,444	569,633
Technical studies	-	260,323	102,473	17,248	119,721	41,080	42,917	83,997	89,784	553,825
Travel	51,719	76,613	45,306	33,501	78,807	14,342	40,932	55,274	328,592	591,005
Total expenditures	896,393	2,913,903	1,591,353	777,690	2,369,043	373,598	574,595	948,193	3,813,650	10,941,182
Recoveries	(13,540)	(1,849,859)	(1,591,353)	(417,798)	(2,009,151)	-	-	-	(2,312,864)	(6,185,414)
Exploration expenditures (net)	$882,853	$1,064,044	$-	$359,892	$359,892	$373,598	$574,595	$948,193	$1,500,786	$4,755,768

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

9. EXPLORATION AND EVALUATION ASSETS (continued)

Asia Pacific (Australia) exploration licenses

The Company’s Australian properties are comprised of contiguous exploration licenses along the Koonenberry gold belt in New South Wales, Australia. The Australian properties are acquired either directly through staking or through agreements with three key license holders.

Koonenbury - Perry & Armstrong

On December 7, 2009 (amended June 20, 2010), the Company entered into an agreement with two individuals to acquire a right to earn up to a 100% interest in the exploration license 6854 for a total consideration of A$100,000 (cash and shares). Of this consideration, A$20,000 was due on signing (paid) and A$40,000 cash (paid) and A$40,000 in shares of the Company (issued) was due on the 1st anniversary of the amended agreement. The agreement also includes a requirement to satisfy work commitments totaling A$350,000 over a period of three years as follows:

		Cumulative
Period	Initial Payment (A$)	Expenditures (A$)
Commencement date (paid)	$60,000	$-
June 30, 2011 (issued and incurred)	40,000	50,000
June 30, 2012	-	100,000
June 30, 2013	-	200,000
Total	$100,000	$350,000

Once the 100% ownership is vested by the Company in the property, Perry and Armstrong’s interest reverts to a 2% NSR, at which time the Company has the right to buy the 2% NSR (after bankable feasibility study) for consideration equivalent to 10% of the “Proved Ore Reserves”, as defined in the Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”) set by the Australasian Joint Ore Reserves Committee, of gold contained within the tenement at a price of US$30 per ounce of gold.

Koonenbury - Arastra

On July 13, 2010, the Company entered into an agreement with Rodinia Resources Pty Ltd., a private and parent company of Arastra Exploration PTY Ltd. (“Arastra”) to acquire a right to earn up to a 100% interest in four Exploration Licenses (EL 6803, 7093, 7455 and 7623) in consideration of A$50,000 (paid) and an advanced minimum royalty payment of A$70,000 (28,283 shares were issued at a value of $72,683 or $2.57 per share) and by making a series of advance minimum royalty payments (“AMR”) totaling A$2,020,000 (half in cash and half in shares) and satisfying work commitments of A$5,500,000 over a period of five years as follows:

		Cumulative	Advance Minimum	EMX Percentage
Period	Initial Payment (A$)	Expenditures (A$)	Royalty Payments (A$)	Interest Earned (%)
Commencement date	$50,000(paid)	$-	$70,000(paid in shares)	0%
July 13, 2011	-	300,000(incurred)	100,000(paid)	0%
July 13, 2012	-	1,000,000	200,000	50%
July 13, 2013	-	2,000,000	250,000	50%
July 13, 2014	-	3,500,000	300,000	50%
July 13, 2015	-	5,500,000	1,100,000	100%
Total	$50,000	$5,500,000	$2,020,000

Once 100% ownership is earned by the Company, Arastra’s interest reverts to a 2% NSR, at which time the Company has the right to purchase 1.5% (after bankable feasibility study) of the NSR for A$8,000,000 less total AMR payments.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

9. EXPLORATION AND EVALUATION ASSETS (continued)

Asia Pacific (Australia) exploration licenses (continued)

Koonenbury - Rockwell

The Company entered into an agreement on March 2, 2011 with Rockwell Resources (“Rockwell”) in which the Company has the right to earn a 100% interest in the Kayrunnera exploration license. Under this agreement, the Company will make a series of payments to Rockwell totaling A$200,000 over two years through a combination of A$100,000 cash (A$50,000 paid) and A$100,000 in shares (during the year 16,078 shares issued, valued at $53,218, and subsequently 10,585 shares issued, valued at $26,568, Note 21), and satisfying work commitments totaling A$1,100,000 over a three year period as follows:

	Reimbursement of Past	Cumulative
Period	Expenditures (A$)	Expenditures (A$)
Commencement date (paid and issued)	$100,000	$-
March 2, 2012	50,000	250,000
March 2, 2013	50,000	350,000
March 2, 2014	-	500,000
Total	$200,000	$1,100,000

Once the 100% ownership is vested by the Company, Rockwell’s interest reverts to a 2% NSR, at which time the Company has the right to buy 1.0% of the NSR for A$5,000,000. The residual 1.0% NSR can be purchased by the Company for an additional A$8,000,000 at any time thereafter.

Haiti exploration permits

Eurasian - Newmont Joint Venture

In April 2008, Eurasian and Newmont Ventures Limited (“Newmont”) established a Joint Venture on the La Miel project and a Regional Strategic Alliance covering northern Haiti. Under the Regional Strategic Alliance the Company had the right to establish specific exploration areas, after spending US$200,000 on that area, as a "Designated Project" (“DP”) candidate, at which time Newmont could choose to advance the project to DP status or decline. If accepted, Newmont could earn an initial 70% interest in a DP by completing a Feasibility Study or solely funding the first US$10,000,000 in DP expenditures on or before six years from the effective date, whichever comes first. If Newmont declined, the Company could advance that property on its own terms with no further obligation to Newmont. In December 2008 the Company acquired the Grand Bois property which became two Designated Projects with Newmont: the Grand Bois DP and the Grand Bois Surrounding Properties DP. In August 2009 the Company and Newmont established the La Mine DP and in September 2010 the Montagne and Platon licenses were selected as the Haiti Northwest DP (formerly known as the Montagne DP). In January 2011, the Strategic Venture Agreement concluded, and exploration lands formerly covered by the agreement became two new Designated Projects: Northeast Haiti and North Central Haiti. In January 2011 the Grand Bois Surrounding Properties Joint Venture, Haiti Northwest, and the La Miel DP agreements were all amended to include additional lands.

In April 2012, a memorandum of understanding was signed by the joint venture and the government of Haiti that establishes protocols to continue discussions regarding the pending mining convention, and allows drilling on selected projects. Additionally, Newmont relinquished their rights in the Grand Bois Research Permit that covers the historic gold resource area; as a result, EMX has regained 100% control of the Grand Bois project.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

9. EXPLORATION AND EVALUATION ASSETS (continued)

Haiti exploration permits (continued)

Eurasian’s property interests in Haiti are now covered by seven Designated Projects, as follows:

La Miel Designated Project

In July 2006, the Company acquired the La Miel gold project in Haiti. On April 18, 2008, the Company and Newmont entered into a joint venture for La Miel, whereby Newmont can earn a 65% participating interest in the La Miel JV by (i) completing a Feasibility Study which identifies a minimum resource containing at least 3,000,000 ounces of gold (subject to NI 43-101 resource and reserve reporting requirements) or (ii) solely funding the first US$30,000,000 in venture expenditures over a six year period commencing from the date the government issues the mining convention and research permits, whichever comes first. If the Company elects that its interest be financed by Newmont, then Newmont may earn an additional 5% interest in this Project.

La Mine Designated Project

On August 24, 2009, Newmont elected the Treuil and La Mine licenses as a Designated Project. Newmont may earn a 65% participating interest in the La Mine Joint Venture (JV) by (i) completing a Feasibility Study which reports a minimum reserve containing at least 2,000,000 ounces of gold (subject to NI 43-101 classification requirements) or (ii) solely funding the first US$20,000,000 in venture expenditures over a six year period commencing from the date the government issues the mining convention and research permits, whichever comes first. If the Company elects that its interest be financed by Newmont, then Newmont may earn an additional 5% interest in this Project.

Grand Bois Research Permit and Surrounding Properties Designated Project

On December 22, 2008, the Company, through its Haitian subsidiary Ayiti Gold Company S. A., purchased a 100% interest in the Grand Bois property from Société Minière Citadelle S.A. and La Geominerale d’Haiti S.A. (together “SMC”), subject to making the payments as outlined below under the Purchase Agreement (the "Agreement"):

  The Company is required to pay SMC US$1,000,000 (paid) subject to certain deductions required to maintain the property in good standing.
  On January 21, 2010, the Company has the option to pay SMC the equivalent of US$1,000,000 as follows: US$750,000 in cash or the Company’s stock and US$250,000 in cash (paid on January 20, 2010).
  Upon completion of a feasibility study, the Company has the option to pay SMC the equivalent of US$3,000,000 in either the Company’s stock or cash, or any combination thereof.
  SMC retains a 20% net profits interest. The Company has the option at any time to purchase SMC's net profits interest for US$15,000,000.

Newmont can earn a 65% interest in the Property by choosing to either fund 100% of the initial US$10,000,000 of expenditures on the project or complete a positive feasibility study on the property by December 22, 2014. Newmont has reimbursed the Company for the first and second payments of US$1,000,000 made to SMC. After Newmont earns a 65% interest in the project, the Company has 120 days to elect one of three options: (a) fund its proportionate share of expenditures for the program; (b) let Newmont fund the Company’s share of expenditures to production in exchange for receiving an additional 5% interest in the project up to 70%; or (c) convert its 35% interest to a 3.5% NSR royalty and receive annual US$1,000,000 advance minimum royalty payments.

Subsequent to December 31, 2011, Newmont relinquished its rights in the Grand Bois Research Permit Newmont will retain its exploration interest in the Designated Project’s permits that surround the Research Permit (Note 21).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

9. EXPLORATION AND EVALUATION ASSETS (continued)

Haiti exploration permits (continued)

Haiti Northwest Designated Project

On September 7, 2010, the Platon and La Montagne licenses were elected as a Designated Project. Newmont may earn a 70% participating interest in the Haiti Northwest DP by solely funding the first US$10,000,000 in venture expenditures within six years following the issuance of the mining convention and research permits for this Project. If the Company elects that its interest be financed by Newmont, then Newmont may earn an additional 5% interest in this Project.

Northeast Haiti Designated Project and North Central Haiti Designated Project

On January 18, 2011, the remaining lands that were subject to the Strategic Venture Agreement were formed into two Designated Projects. Newmont may earn a 70% participating interest in an individual DP by solely funding the first US$10,000,000 in venture expenditures within six years following the issuance of the mining convention and research permits for each project. If the Company elects that its interest be financed by Newmont, then Newmont may earn an additional 5% interest.

Kyrgyz Republic licenses

The Company has four licenses in Kyrgyzstan: Gezart and Akart, forming a contiguous block, and Uchkol and Suchodol licenses in the northeast part of the country. Management does not intend to renew the Akart license and there are no capitalized costs to be removed in respect of the Akart license. For the Suchodol and Uchkol licenses, the 2011 work commitments are US$17,000 (incurred), and US$51,000 (incurred), respectively.

Sweden licenses

The Company has been granted six exploration permits that comprise the Kiruna South project (Pikkujarvi 1, 2, 3, and 4, Puoltsa 10, Kalixfors 1, and Saivo 1) in the area south of Kiruna, Northern Sweden. Additionally, the Company holds two licenses under the Storasen Project (Storasen 1 and 2), two licenses in the regional program (Ussavaara 1 and Norrmyran 2), and two licenses (Rumma 1 and Norrmyran 1) that were acquired as part of the Phelps Dodge Sweden Exploration AB acquisition. There are no specific spending commitments on the Swedish licenses and permits.

Eurasian - Antofagasta Joint Venture

On February 17, 2011, the Company entered into a Strategic Alliance and Earn-In Agreement (the “Agreement”) with Antofagasta Minerals S.A., a company organized under the laws of Chile (“Antofagasta”). The Agreement includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), and an agreement to designate the Kiruna South copper property as a Designed Project, with a right of Antofagasta to earn up to an undivided 70% interest therein.

Regional Strategic Alliance and Designated Projects

The Company and Antofagasta will conduct a regional generative exploration program to identify additional prospective properties for acquisition, with the Company serving as operator. Antofagasta will contribute funding of at least US$250,000 annually for a minimum two year period which may be extended. In the event a property meets certain criteria it may be classified as a Designated Project, and will be subject to the terms and earn-in conditions described below. If a property is declined as a Designated Project, Eurasian is free to advance that property on its own terms with no further obligation to Antofagasta.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

9. EXPLORATION AND EVALUATION ASSETS (continued)

Sweden licenses (continued)

Regional Strategic Alliance and Designated Projects (continued)

Upon an Alliance Property being determined to be a DP, Antofagasta may earn a 51% Interest in any DP (other than the Kiruna South DP described below) by spending an aggregate of US$5,000,000 over five years and making a one-time cash payment on or before the fifth anniversary equal to the product obtained by multiplying 225,000 pounds of copper times the average price of copper for the previous 30 trading days. Antofagasta may earn an additional 19% by solely funding further exploration work and maintaining work commitments that escalate to US$2,000,000 per year by the fourth anniversary of the initial earn-in, delivering a NI 43-101 compliant feasibility study, and making another one time cash payment equal to the product obtained by multiplying 225,000 pounds of copper times the average price of copper for the previous 30 trading days. In the event Antofagasta completes the earn-in requirements to hold a 70% interest in any DP, each party will fund its share of further expenditures on a go forward basis. Standard dilution clauses will apply, and if either party's interest is diluted below 10%, their interest will automatically be converted to a 2% NSR. The Company will also retain the right to convert its participating interest in a DP into a 2% net smelter return at any time after Antofagasta earns its 70% interest in such DP and until commercial production is reached. The conversion option also includes an annual advance royalty payment equal to the product obtained by multiplying 90,000 pounds of copper times the average price of copper for the previous 30 trading days.

Kiruna South Designated Project

The Kiruna South DP consists of the Pikkujarvi 1, 2, 3, 4, Puoltsa 10, and Kalixfors 1 explorations permits. Antofagasta may earn a 51% Interest in the Kiruna South DP by spending an aggregate of US$10,000,000 over five years and making a onetime cash payment by the fifth anniversary equal to the product obtained by multiplying 225,000 pounds of copper times the average price of copper for the previous 30 trading days. If Antofagasta completes the First Option Expenditures, the terms for earning additional interests are the same as described above for the Regional Strategic Alliance and Designated Projects.

Turkey exploration licenses

The Company has acquired numerous exploration licenses in Turkey. There are no specific spending commitments, but quarterly reports must be filed.

Sisorta Joint Venture

On October 26, 2007, Eurasian signed a definitive agreement (“Agreement”) to joint venture the Sisorta gold project with Chesser Resources Limited, (“Chesser”). Chesser may earn a 51% interest by making payments of 3,000,000 common shares, US$300,000 and funding US$4,000,000 in exploration expenditures over a three year period. Chesser completed the earn-in and was awarded 51% of EBX BVI (a wholly-owned subsidiary of the Company). In April 2012 the sale of the Sisorta property was announced (Note 21). Under an option agreement with Çolakoglu Ticari Yatirim A.S. ("Çolakoglu"), a privately owned Turkish company, the Company and Chesser agreed to sell EBX Madencilik A.S. and the Sisorta asset in exchange for staged payments of 8,000 troy ounces of gold bullion and a 2.5% NSR royalty. The Company’s share will comprise 3,920 troy ounces of gold bullion and a 1.225% NSR Royalty.

Akarca Joint Venture

On December 23, 2008, the Company signed an option and joint venture agreement (the "Agreement") on the Akarca, Samli, and Elmali properties in Turkey (the "Properties"), with a subsidiary of Centerra Gold Inc. ("Centerra"), a Canadian gold mining and exploration company. Centerra may earn a 50% interest by making US$5,000,000 in exploration expenditures over 3 years and making a payment of US$1,000,000 within 30 days of earn-in.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

9. EXPLORATION AND EVALUATION ASSETS (continued)

Turkey exploration licenses (continued)

Akarca Joint Venture (continued)

Centerra may earn an additional 20%, bringing the total to 70%, in the properties by spending a further US$5,000,000 in exploration expenditures over two years. Once ownership is vested in the projects, each partner must contribute or dilute. Should a partner dilute to 10%, its ownership interest will be converted to a 4% NSR, which may be reduced to a 2% NSR by the payment of US$4,000,000 by the non-diluting party.

United States exploration licenses

Bullion Creek Property, Arizona

The Company holds a 100% interest in the Bullion Creek property. Mineral rights are held by 173 unpatented federal mining claims and two State of Arizona exploration permits.

Cathedral Well Property and Richmond Mountain Property, Nevada

The Company owns a 100% interest in the Cathedral Well property comprised of 167 unpatented federal mining claims, located on BLM and National Forest lands. The 100% owned Richmond Mountain property comprises 117 unpatented federal mining claims.

By Option Agreement dated December 12, 2008, the Company granted to Fargo Resources Incorporated, a wholly-owned subsidiary of Eldorado Gold Corporation (“ELD”), a right to acquire a 100% interest in either property for consideration consisting of a combination of cash payments and a net smelter royalty. ELD has terminated its interest in both projects while earning a 0.5% NSR at the Cathedral Well and the projects have reverted 100% back to the Company.

Copper Basin Property, Arizona

The Company holds a 100% interest in the Copper Basin property comprising 277 unpatented federal mining claims and one State of Arizona exploration permit subject to the terms of an Earn-In Agreement dated September 27, 2011 with Vale Exploration (“Vale”). Vale elected the Copper Basin project as the second Designated Project where Vale may earn an initial 60% equity interest in the project for consideration of cash payments and US$4,500,000 in exploration expenditures within four years.

Copper Springs, Globe-Miami District, Arizona

Mineral rights are held by 250 federal unpatented mining claims and 1 Arizona State exploration permit. Pursuant to a Termination Agreement dated June 4, 2011, the Company negotiated and executed a termination of the Letter of Agreement including a debt settlement with Geo Minerals Ltd (“GEO”) where all mineral rights revert 100% back to the Company.

Cruiser Gold Property, Nevada

The Company owns a 100% interest in the Cruiser Gold property comprising 213 unpatented federal lode mining claims.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

9. EXPLORATION AND EVALUATION ASSETS (continued)

United States exploration licenses (continued)

Frasier Creek Property, Nevada

The Company controls a 100% interest in the Frasier Creek property mineral rights consisting of 175 unpatented federal lode mining claims.

Hartman Wash Property, Arizona

The Company owns a 100% interest in the Hartman Wash property comprising 30 unpatented federal mining claims and 4 State of Arizona exploration permits.

Jasper Canyon Property, Arizona

The Company controls a 100% interest in 91 unpatented mining claims located in Tonto National Forest.

Mesa Well Property, Arizona

The Company owns a 100% interest in mineral rights held by 23 Arizona State Exploration Permits. Subsequent to March 31, 2011, the Company executed a Regional Acquisition Agreement with Vale Exploration Canada, whereby as part of the Agreement, Vale elected the Mesa Well project as the first Designated Project and subject to the terms of an Earn-In Agreement. Vale may earn an initial 60% equity interest in the project for consideration of cash payments and $4,500,000 in exploration expenditures within four years.

Middle Mountain Property, Arizona

The Company owns a 100% interest in 44 federal unpatented mining claims and 13 Arizona State Exploration Permits subject to a Mining Lease dated March 4, 2008 and a subsequently amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted GEO a 100% interest in the Middle Mountain property, for consideration comprising advance royalty payments, common shares of GEO, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. The Company executed an amendment assigning the GEO interest to GeoNovus (“GEN”), after GEO’s merger with New Gold Inc. on November 16, 2011. GEN will continue advancing the project under the terms of the GEO agreement.

Mineral Hill Property, Wyoming

The property consists of 67 unpatented mining claims staked by BCE on lands administered by the Black Hills National Forest. The Company owns a 100% interest in the claims subject to a Pooling Agreement dated July 31, 2009 whereby the Company “pooled” its interest in the mining claims with Mineral Hill LP (“MH”) who owns a 100% interest in 20 patented mining claims and 10 unpatented federal mining claims that adjoin the Company’s property. The Agreement stipulates that consideration received from any third party, including lease payments, stock distribution, and royalties be divided as to 40% to the Company and 60% to MH. Until such time as a third party has paid a total of US$5,000,000 in proceeds to the Company and MH, all further consideration will be divided as to 30% to the Company and 70% to MH.

By a Mining Lease Agreement dated May 10, 2010, the Company granted Golden Predator Mines US Incorporated, (“GPD”) a 100% interest in the pooled Mineral Hill property, for consideration comprising advance royalty payments, common shares of GPD, and warrants to purchase GPD common shares, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. On May 10, 2011, the Company executed an amendment to the Mining Lease Agreement dated May 10, 2010 that reduces the second and third year work commitments. At year end, GPD had not yet fulfilled the required work expenditure.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

9. EXPLORATION AND EVALUATION ASSETS (continued)

United States exploration licenses (continued)

Red Hills Property, Arizona

The Red Hills property comprises 264 federal unpatented mining claims, and 5 Arizona State exploration permits. The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated August 4, 2008 and a subsequent Amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted GEO a 100% interest in the Red Hills property, for consideration of advance royalty payments, common shares of GEO, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. The Company executed an amendment assigning the GEO interest to GEN, after GEO’s merger with New Gold Inc. on November 16, 2011. GEN will continue advancing the project under the terms of the GEO agreement.

Red Picacho Property, Arizona

The Company holds a 100% interest in the Red Picacho property with 122 unpatented federal mining claims.

Silver Bell West, Silver Bell District, Arizona

Mineral rights are held by 188 federal unpatented mining claims. The Company owns a 100% interest in the mineral rights subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted GEO a 100% interest in the Silver Bell West property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty. On December 15, 2011, the Company executed an amendment assigning the GEO interest to GEN, after GEO’s merger with New Gold Inc.

Superior West Project, Arizona

The property consists of 378 federal unpatented mining claims staked by BCE, located on Tonto National Forest lands and the 14 unpatented federal mining claims under option from Barbara Carouso and Earl Sparks, the owners of the claims. The Company owns a 100% interest in the mineral rights on mining claims staked by the Company and by an Option Agreement dated July 1, 2009, which the Company may earn a 100% interest in the Carouso Sparks property, for the consideration of cash payments totaling US$1,000,000 on or before July 31, 2014. Carouso and Sparks retain a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments. By Earn-In Agreement dated July 31, 2009, the Company granted Freeport-McMoran Mineral Properties, a wholly owned subsidiary of Freeport-McMoran Exploration Corporation (“FMEC”) two separate rights to acquire a 51% and a subsequent 19% interest. The initial interest in the Superior West property may be acquired for cash consideration, making all property and option payments on behalf of the Company to Carouso and Sparks and minimum exploration expenditures. FMEC may acquire the additional 19% interest by solely funding and delivering a feasibility study.

Yerington West Property, Nevada

Mineral rights are held by 214 unpatented federal mining claims located on lands administered by the BLM. By Option Agreement, dated September 24, 2009, the Company granted Entrée Gold Inc. (“ETG”) the right to acquire an 80% interest in the Yerington West property, for consideration of cash payments, common shares of ETG, advanced production payments, minimum exploration expenditures and delivery of a bankable feasibility study by November 23, 2019.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

9. EXPLORATION AND EVALUATION ASSETS (continued)

United States exploration licenses (continued)

EMX - VALE Regional Acquisition Agreement

On April 6, 2011, the Company announced the establishment of a Regional Acquisition Agreement with Vale Exploration Canada Inc., a subsidiary of Brazilian-based Vale S.A. ("Vale"), focused on identifying and developing copper projects in the western United States. The Agreement includes a regional exploration portfolio generation program, under which Vale has elected to make the Mesa Well and Copper Basin copper properties the first Designated Project. The Company will be the operator of the program, and Vale will provide 100% of all regional exploration funding, with a minimum first year expenditure of US$350,000. Vale may earn an initial 60% interest in any new acquisition, as well as those within the Company's current portfolio, as a Designated Project by spending US$4,500,000 in exploration over a four year period. Vale may earn an additional 15% in a DP by (a) solely funding exploration work at a minimum of US$1,000,000 per year; (b) producing a feasibility study within seven years of DP election; and (c) making a $500,000 cash payment to the Company.

Mexico

Pursuant to a consulting agreement entered into on July 27, 2010 and terminated on March 8, 2011, the Company earned the right to transfer title of certain mineral claim tenures to Windstorm Resources Inc. (“Windstorm”), known as the Rosa Blanca property, located in San Luis Potosi State, Mexico, and the Bonanza property, located in Hidalgo State, Mexico. On September 21, 2011, the Company entered into an agreement with Windstorm, granting Windstorm the sole and exclusive irrevocable right and option to acquire an undivided 100% right, title, and interest to the Rosa Blanca and Bonanza property. Such option to be exercisable by Windstorm upon Windstorm issuing a total of 1,000,000 Windstorm shares over a period of five years with 100,000 due within 15 days from approval of the agreement (received 100,000 shares at a value of $8,000 or $0.08 per share), and incurring $2,000,000 in qualifying expenditures over five years.

10. RECLAMATION BONDS

	December 31, 2011	March 31, 2011	April 1, 2010
Australia - various properties	$51,870	$50,115	$-
Sweden - various properties	-	13,871	-
Turkey - various properties	151,700	122,234	137,463
United States of America - various properties	235,995	226,817	136,120
Total	$439,565	$413,037	$273,583

Reclamation bonds are held as security for the estimated cost of reclamation of the Company’s land and unproven mineral interests. Once reclamation of the properties is complete, the bonds will be returned to the Company. Management has determined that it has no asset retirement obligations related to the properties requiring reclamation bonds.

11. OTHER ASSETS

Other assets consist of native gold that the Company has purchased for marketing purposes. During the nine month period ended December 31, 2011, the Company recorded a gain of $2,472 (March 31, 2011 – loss of $595) on sales of native gold.

12. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The Company’s accounts payable and accrued liabilities consist of the following:

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

Category	December 31, 2011	March 31, 2011	April 1, 2010
Accounts payable	$421,402	$1,142,995	$445,519
Accrued liabilities	454,919	262,017	272,512
Total	$876,321	$1,405,012	$718,031

13. ADVANCES FROM JOINT VENTURE PARTNERS

Advances from joint venture partners relate to unspent funds received pursuant to approved exploration programs by the Company and its joint venture partners. The Company’s advances from joint venture partners consist of the following:

Category	December 31, 2011	March 31, 2011	April 1, 2010
Haiti	$105,032	$97,556	$199,411
Sweden	387,218	-	-
U.S.A.	749,264	99,632	-
Other	132,937	-	183,463
Total	$1,374,451	$197,188	$382,874

14. CAPITAL STOCK

Authorized

An unlimited number of common and preferred shares without par value.

Common shares

For the nine month period ended December 31, 2011:

  The Company issued 431,498 bonus shares valued at $1,145,531 to directors, officers, employees and consultants of the Company.
  The Company issued 429,300 common shares for gross proceeds of $525,728 pursuant to the exercises of stock options.
  The Company issued 52,691 common shares with an aggregate value of $148,547 towards the acquisition of the following properties:

Koonenbury - Perry and Armstrong 16,632 common shares valued at $41,580
Koonenbury - Rockwell 16,078 common shares valued at $53,218
Koonenbury - Arastra 19,981 common shares valued at $53,749

For the year ended March 31, 2011:

  In March 2011, the Company issued 5,500,000 units at $3.25 per unit. Each unit consisted of one common share and one-half transferable share purchase warrant with each full share purchase warrant being exercisable for one common share for two years at $4.00 per share. The Company also issued to finders 143,070 units with a fair value of $464,978 or $3.25 per unit, each unit having the same terms as those issued in the private placement, and 143,070 finder warrants with a fair value of $171,000 or $1.19 per finders warrant determined using the Black Scholes pricing model with the following assumptions: risk free rate of 1.74%, expected life of two years, volatility of 70.11% and a dividend rate of NIL. Each finder warrant is exercisable for two years to acquire one common share for $3.50.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

14. CAPITAL STOCK (continued)

Common shares (continued)

For the year ended March 31, 2011: (continued)

  On November 9, 2010 and November 12, 2010, the Company issued 6,200,000 units and 800,000 units respectively at $2.50 per unit. Each unit consisted of one common share and one transferable share purchase warrant to purchase another common share at $3.50 until November 9, 2011, $4.00 until November 9, 2012, $4.50 until November 9, 2013, $5.00 until November 9, 2014 and $5.50 until November 9, 2015. If the volume weighted average price of the Company’s common shares on the TSX Venture Exchange is at least 30% above the current exercise price of the warrants for a period of 30 consecutive trading days after the four month anniversary of closing, the Company will give notice that the warrants must be exercised within 15 trading days or they will expire. The Company also issued to finders 255,900 units with a fair value of $639,750 or $2.50 per unit, each unit having the same terms as those issued in the private placement, and 255,150 finder warrants with a fair value of $303,509 or $1.19 per finders warrant determined using the Black Scholes pricing model with the following assumptions: risk free rate of 1.74%, expected life of 2 years, volatility of 85.23% and a dividend rate of NIL. Each finder warrant is exercisable for two years to acquire one common share for $2.65.

  On June 9, 2010, the Company completed a non-brokered private placement financing of $5,280,000 by issuing 2,400,000 shares at $2.20 per share. Newmont Mining Corporation of Canada Limited, a wholly-owned subsidiary of Newmont Mining Corporation (NYSE: NEM), purchased 2,000,000 shares at $2.20 per share and the International Finance Corporation, a member of the World Bank Group, purchased 400,000 shares at $2.20 per share.

  The Company issued 759,000 common shares for gross proceeds of $1,125,392 pursuant to the exercise of stock options.

  The Company issued 1,554 common shares for gross proceeds of $3,108 pursuant to the exercise of share purchase warrants.

  The Company issued 448,000 discretionary bonus shares valued at $953,760.

  The Company issued 28,283 common shares as part of the consideration of its acquisition of an Australian gold property. The common shares were valued at $2.57 per share.

  The Company completed the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) and as part of that transaction issued 160,000 common shares valued at $1.98 per share.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

14. CAPITAL STOCK (continued)

Stock options

The Company adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant. During the period from April 1, 2010 to December 31, 2011, the change in stock options outstanding is as follows:

		Weighted Average
	Number	Exercise Price
Number of options outstanding as at April 1, 2010	2,245,001	$1.38
Granted	1,653,000	2.33
Exercised	(759,000)	1.48
Cancelled / expired	(4,500)	1.35
Number of options outstanding as at March 31, 2011	3,134,501	1.85
Granted	1,446,000	2.77
Exercised	(429,300)	1.22
Cancelled / expired	(8,334)	1.20
Number of options outstanding as at December 31, 2011	4,142,867	$2.24
Number of options exercisable as at December 31, 2011	4,116,200	$2.24

The following table summarizes information about the stock options which were outstanding and exercisable at December 31, 2011:

Date Granted	Number of Options	Exercisable	Exercise Price	Expiry Date
May 10, 2007 *	160,000	160,000	$1.35	May 10, 2012
May 22, 2007	6,667	6,667	1.40	May 22, 2012
June 1, 2007 **	29,000	29,000	1.63	June 1, 2012
June 21, 2007	400,000	400,000	1.81	June 21, 2012
November 7, 2007	15,000	15,000	1.79	November 7, 2012
April 22, 2008	10,000	10,000	1.66	April 22, 2013
September 18, 2008 ***	370,000	370,000	1.00	September 18, 2013
December 19, 2008	10,000	10,000	1.00	December 19, 2013
May 22, 2009	20,000	20,000	1.20	May 22, 2014
February 8, 2010	150,000	150,000	1.74	February 8, 2015
May 7, 2010	987,500	980,833	2.18	May 7, 2015
June 7, 2010	23,000	23,000	2.05	June 7, 2015
September 2, 2010	108,200	108,200	2.21	September 2, 2015
November 10, 2010	177,500	177,500	2.51	November 10, 2015
February 1, 2011	50,000	50,000	3.21	February 1, 2016
March 18, 2011	150,000	150,000	2.91	March 18, 2016
March 25, 2011	30,000	30,000	3.15	March 25, 2016
July 19, 2011	1,306,000	1,286,000	2.80	July 19, 2016
August 3, 2011	10,000	10,000	2.70	August 3, 2016
August 29, 2011	50,000	50,000	2.66	August 29, 2016
September 9, 2011	40,000	40,000	2.70	September 9, 2016
December 11, 2011	40,000	40,000	2.10	December 11, 2016
Total as at December 31, 2011	4,142,867	4,116,200

*	50,000 options were subsequenty exercised (Note 21).
**	29,000 options were subsequenty exercised (Note 21).
***	20,000 options were subsequenty exercised (Note 21).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

14. CAPITAL STOCK (continued)

Share-based payments

During the nine month period ended December 31, 2011, the Company recorded share-based payments of $2,317,653 (March 31, 2011 - $2,819,284) of which $2,112,668 (March 31, 2011 - $2,119,328) represents the fair value of options granted during the period with the offsetting amounts credited to share-based payment reserve. Of the $2,112,668 fair value of options granted (March 31, 2011 - $2,119,328), $1,417,485 (March 31, 2011 - $2,119,328) and $695,183 (March 31, 2011 - $nil) were allocated to share-based payments and exploration expenditures, respectively.

The weighted average fair value of the stock options granted during the nine month period ended December 31, 2011 was $1.46 per stock option (March 31, 2011 - $1.28 per stock option). The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

	Nine month period ended	Year ended
	December 31, 2011	March 31, 2011
Risk free interest rate	2.05%	2.54%
Expected life (years)	5	5
Expected volatility	60.90%	62.00%
Dividend yield	-	-

Bonus shares

The Company has received TSX-Venture Exchange approval for the issuance of certain bonus shares as discretionary bonuses earned by the President and CEO, Chairman, directors, officers, area managers and certain employees of the Company pursuant to an annual compensation review. The purpose of these bonuses is to reward these individuals for the Company's successes to date and to provide them with a long term incentive to remain with the Company.

For the nine month period ended December 31, 2011, the Company issued 431,498 common shares (March 31, 2011 –448,000) with a fair value of $1,145,531 (March 31, 2011 – $953,760) of which $689,316 (March 31, 2011 – $598,380) and $456,215 (March 31, 2011 – $355,380) which have been included in share-based payments and expenditures for exploration and evaluation assets, respectively.

For the nine month period ended December 31, 2011, the Company also accrued in commitment to issue shares, $1,149,180 (March 31, 2011 – $1,345,391) of which $900,168 (March 31, 2011 – $775,758) and $249,012 (March 31, 2011 –$569,633) which have been included in share-based payments and expenditures for exploration and evaluation assets, respectively.

Warrants

During the period from April 1, 2010 to December 31, 2011, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price
Balance as at April 1, 2010	4,258,528	$2.55
Issued	10,475,655	3.61
Exercised	(1,554)	2.00
Expired	(1,275,000)	2.50
Balance as at March 31, 2011 and December 31, 2011	13,457,629	$3.38

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

14. CAPITAL STOCK (continued)

Warrants (continued)

During the nine month period ended December 31, 2011, there were no changes in warrants outstanding and exercisable.

As at December 31, 2011, the following share purchase warrants were outstanding and exercisable:

	Number of Warrants	Exercise Price	Expiry Date
Acquisition of Bronco Creek, January 29, 2010 **	1,062,341	$2.00	January 29, 2012
Private placement, March 12, 2010	1,919,633	2.88	March 12, 2015
Private placement, November 8, 2010	6,200,000	*	November 8, 2015
Private placement, November 12, 2010	800,000	*	November 12, 2015
Finders Unit warrants, November 8, 2010	255,150	2.65	November 8, 2015
Finders warrants, November 8, 2010	255,900	*	November 8, 2015
Private placement, March 1, 2011	770,000	4.00	March 1, 2013
Private placement, March 14, 2011	460,500	4.00	March 14, 2013
Private placement, March 18, 2011	1,519,500	4.00	March 18, 2013
Finders Unit warrants, March 14, 2011	8,075	4.00	March 14, 2013
Finders Unit warrants, March 18, 2011	63,460	4.00	March 18, 2013
Finders warrants, March 14, 2011	16,150	3.50	March 14, 2013
Finders warrants, March 18, 2011	126,920	3.50	March 18, 2013
Total	13,457,629

*	$3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.
**	Subsequently 949,497 warrants were exercised and 112,844 expired (Note 21).

15. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

For the nine month period ended December 31, 2011	Salary or Fees	Share-based payments	Total
President and Chief Executive Officer	$259,796	$590,367	$850,163
Executive Chairman	148,455	331,716	480,171
Directors	72,000	323,951	395,951
Chief Financial Officer *	-	133,875	133,875
Corporate Secretary *	-	50,173	50,173
Seabord Services Corp. *	319,800	-	319,800
Total	$800,051	$1,430,082	$2,230,133

For the year ended March 31, 2011	Salary or Fees	Share-based payments	Total
President and Chief Executive Officer	$481,607	$186,000	$667,607
Executive Chairman	101,701	-	101,701
Directors	72,000	-	72,000
Seabord Services Corp. *	372,868	-	372,868
Total	$1,028,176	$186,000	$1,214,176

* Seabord Services Corp. (“Seabord”) is a management services company controlled by a director of the Company. Seabord provides a chief financial officer, a corporate secretary, accounting and administration staff, and office space to the Company. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by the Company.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

15. RELATED PARTY TRANSACTIONS (continued)

Related Party Assets and Liabilities	Service or Term	December 31, 2011	March 31, 2011	April 1, 2010
Amounts due to:
David M. Cole President and Chief Executive Officer	Expense Reimbursement	$33,289	$24,158	$-
Total		$33,289	$24,158	$-

16. SEGMENTED INFORMATION

The Company operates solely within the resource property exploration industry. At December 31, 2011 and March 31, 2011, and April 1, 2010, the Company had equipment and exploration and evaluation assets located geographically as follows:

EXPLORATION AND EVALUATION ASSETS	December 31, 2011	March 31, 2011	April 1, 2010
Asia Pacific	$441,856	$200,438	$-
Haiti	-	-	924,620
Kyrgyz Republic	39,000	39,000	39,000
Sweden	437,755	437,755	16,671
Turkey	267,221	335,412	618,920
United States of America	4,900,564	5,241,245	5,241,245
Total	$6,086,396	$6,253,850	$6,840,456

EQUIPMENT	December 31, 2011	March 31, 2011	April 1, 2010
Canada	$42,582	$67,715	$84,045
Haiti	-	101,661	88,341
Kyrgyz Republic	36,576	39,617	60,805
Sweden	46,851	2,858	-
Turkey	133,043	92,232	134,207
United States of America	41,849	10,833	7,617
Total	$300,901	$314,916	$375,015

17. INCOME TAXES

The Canadian income tax rate declined during the nine month period ended December 31, 2011 due to changes in law that reduced corporate income tax rates in Canada from 28.5% to 26.5% .

	Nine months ended	Year ended
	December 31, 2011	March 31, 2011
Expected income tax (recovery)	(2,358,000)	(2,854,930)
Effect of lower tax rates in foreign jurisdictions	105,000	559,957
Effect of lower tax rates on capital gains	-	(139,875)
Permanent differences	934,000	394,584
Change in unrecognized deductible temporary differences and other	1,048,000	1,867,225
Difference in foreign tax rates	271,000	48,316
Total income tax recovery	$-	$(124,723)

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

17. INCOME TAXES (continued)

The significant components of the Company’s temporary differences and unused tax losses are as follows:

	December 31, 2011	March 31, 2011	Expiry Date Range
Tax loss carry forwards	$24,881,000	$26,233,000	2026 - 2031
Share issue costs	893,000	1,119,000	2012 - 2015
Exploration evaluation assets	4,067,000	(33,000)	No expiry
Other	88,000	(109,000)	No expiry

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

The Company is a junior exploration company and considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has no continuing sources of revenues. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at December 31, 2011, the Company had working capital of $40,742,549 (March 31, 2011 - $48,076,222; April 1, 2010 - $13,592,694) and shareholders’ equity of $49,779,333 (March 31, 2011 - $55,595,991; April 1, 2010 - $21,318,306). Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

Fair Value

The Company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:

  Level 1: inputs represent quoted prices in active markets for identical assets or liabilities. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2: inputs other than quoted prices that are observable, either directly or indirectly, as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, market interest rates, and volatility factors, which can be observed or corroborated in the market place.

  Level 3: inputs that are less observable, unavoidable or where the observable data does not support the majority of the instruments’ fair value.

During the nine month period ended December 31, 2011, there were no changes in the levels. Financial instruments measured at fair value on the statement of financial position are summarized in levels of the fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$41,371,968	$-	$-	$41,371,968
Restricted cash	155,992	-	-	155,992
Held-for-trading securities	905,878	-	-	905,878
Warrants	-	37,411	-	37,411
Total	$42,433,838	$37,411	$-	$42,471,249

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (continued)

Fair Value (continued)

The carrying value of receivables, accounts payable and accrued liabilities, and advances from joint venture partners approximated their fair value because of the short-term nature of these instruments. The Company assessed that there were no indicators of impairment for these financial instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents. This risk is minimized by holding a significant portion of the funds in Canadian banks or with Canadian treasury bills. The Company has minimal accounts receivable exposure.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates is not expected to have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents. A 10% increase or decrease in effective interest rates would increase or decrease net shareholders’ equity by approximately $33,700.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments.

Based on the December 31, 2011 portfolio values, a 10% increase or decrease in effective market values would increase or decrease net shareholders’ equity by approximately $90,600.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure the Company’s expenditures will not exceed available resources.

Currency risk

Foreign exchange risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the entity’s functional currency. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the U.S.A. The Company funds cash calls to its subsidiary companies outside of Canada in U.S. dollars (“USD”) and a portion of its expenditures are also incurred in local currencies.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

18. RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS (continued)

Currency risk (continued)

The exposure of the Company’s cash, receivables and accounts payable and accrued liabilities to foreign exchange risk as at December 31, 2011 is as follows:

Accounts	USD amount
Cash	$2,997,587
Receivables	149,727
Accounts payable and accrued liabilities	(230,026)
Total	$2,917,288

The balances noted above reflect the USD balances held within the parent Company. Balances denominated in another currency other than the functional currency held in foreign operations are considered immaterial and cash balances will be spent prior to significant foreign exchange fluctuations. For the nine month period ended December 31, 2011, the average United States dollar (“USD”) to Canadian dollar (“CAD”) foreign exchange rate was US$1 for CAD$ 0.9897. Based on the above net exposures and assuming that all other variables remain constant, a 1% change in USD against CAD would result in a change in the loss/gain of approximately $29,200 for the period.

19. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

The significant non-cash investing and financing transactions during the nine month period ended December 31, 2011 included:

a.	Re-allocation of $247,404 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 52,691 common shares valued at $148,547 for the acquisition of mineral properties;
c.	Issuance of 305,998 bonus shares valued at $689,316 included in share-based payments; and,
d.	Issuance of 125,500 bonus shares valued at $456,215 included in exploration expenditures.

The significant non-cash investing and financing transactions during the year ended March 31, 2011 included:

a.	Re-allocation of $608,010 of share based payment reserve to share capital from the exercise of options;
b.	Issuance of 28,283 common shares valued at $72,687 for the acquisition of mineral properties;
c.	Issuance of 160,000 common shares valued at $316,800 for the acquisition of a subsidiary;
d.	The net adjustment of $989,571 to accumulated other comprehensive income for fair value changes of investments classified as available for sale; and,
e.	Issuance of 398,970 common shares valued at $1,104,728 as finder’s fees and share issue costs related to private placements.

20. PROPOSED TRANSACTION

On February 7, 2012, the Company and Bullion Monarch Mining, Inc. (“Bullion”) announced they had entered into a definitive agreement (the “Agreement”) with respect to a proposed merger of Bullion into a wholly-owned subsidiary of the Company (the “Proposed Merger”). Under the Agreement, the Company agreed to acquire all of the outstanding common shares of Bullion for which Bullion shareholders will receive 0.45 common shares and US$0.11 for each Bullion common share held.

Consummation of the Proposed Merger with Bullion is subject to, among other things, approval of the merger agreement by Bullion’s common shareholders, and receipt of all necessary regulatory and stock exchange approvals and other customary closing conditions.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

20. PROPOSED TRANSACTION (continued)

If a superior proposal is made for Bullion by a third party, the Company has the right to match such proposal, and if Bullion’s board of directors changes its recommendation or terminates the merger under certain circumstances, Bullion has agreed to pay the Company a termination fee of US$4,000,000. In other circumstances where the transaction is not completed, the Company could be obligated to pay Bullion a reverse termination fee of US$1,000,000.

As of the date that the Board of Directors approved these consolidated financial statements, the Proposed Merger has not been completed.

21. EVENTS AFTER REPORTING DATE

(a)New York Stock Exchange (“NYSE”) Amex Listing

The Company’s common shares were listed on the NYSE Amex beginning on January 30, 2012 under the ticker symbol “EMXX”. The common shares will continue to be listed on the TSX-V under the ticker symbol “EMX”.

(b)Exercise and expiration of warrants

As at December 31, 2011, 1,062,341 warrants that were issued as part of the consideration paid in the acquisition of Bronco Creek were outstanding (Note 14). In January 2012, 270,886 warrants were exercised for gross proceeds of $541,772 and in January 2012, the Company extended the expiry date of 678,611 warrants which were exercised in February 2012 for gross proceeds of $1,357,222. The remaining 112,844 warrants expired unexercised.

(c)Grant and exercise of stock options

The Company granted 110,000 stock options at an exercise price of $2.54 and 50,000 stock options at an exercise price of $2.51 to employees of the Company. In April 2012, 50,000 stock options at an exercise price of $1.35, 29,000 stock options at an exercise price of $1.63 and 20,000 options at an exercise price of $1.00 were exercised for gross proceeds of $101,020 (Note 14).

(d)Bonus shares

182,000 bonus shares were issued, valued at $439,840, to executives and employees of the Company.

(e)Shares issued for exploration and evaluation assets

The Company issued 10,585 shares, valued at $26,568 or $2.51 per share to Rockwell pursuant to the agreement dated March 2, 2011 where the Company earned the right to a 100% interest in the Kayrunnera license (Note 9).

(f)Sale of Sisorta property in Turkey

In April 2012, the Company executed an option agreement (the “Agreement”) with respect to the Sisorta gold property located in north central Turkey. The Agreement is between EBX Madencilik A.S. (“EBX Turkey”), a Turkish corporation that controls the Sisorta property pursuant to a joint venture between the Sellers and ÇolakoClu Ticari Yatirim A.S. EBX Turkey is a joint venture owned 51% by a subsidiary of ASX listed Chesser Resources Limited (“Chesser”) and 49% by a subsidiary of the Company, who are the sellers (the “Sellers”) under the Agreement. The obligations of EBX Turkey and the Sellers under the Agreement will be guaranteed by Chesser and the Company (Note 9).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

21. EVENTS AFTER REPORTING DATE (continued)

(g)Proposed Merger with Bullion Monarch Mining, Inc.

The Company entered into a definitive agreement with respect to a proposed merger of Bullion Monarch Mining Inc. with a wholly-owned subsidiary of the Company (Note 20).

(h)Haiti Memorandum of Understanding and Grand Bois Permit Change

The Company and its joint venture partner Newmont signed a Memorandum of Understanding with the government of Haiti whereby the joint venture agreed to certain protocols to continue discussions around the pending Mining Convention. Additionally, Newmont relinquished their rights in the Grand Bois Research Permit that covers the historic gold resource area; as a result, EMX has regained 100% control of the Grand Bois project (Note 9).

22. FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

As stated in Note 2, these are the Company’s first consolidated financial statements prepared in accordance with IFRS. The accounting policies in Note 2 have been applied in preparing the consolidated financial statements for the nine month period ended December 31, 2011, the comparative information for the year ended March 31, 2011, and the preparation of an opening IFRS statement of financial position on the transition date, April 1, 2010 (the “Transition Date”).

In preparing the opening IFRS consolidated statement of financial position, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position is set out in the following tables. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS.

The Company elected to take the following IFRS 1 optional exemptions:

a.	to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

b.	to apply the requirements of IFRS 2, Share Based Payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and,

c.

to transfer all foreign currency translation differences, recognized as a separate component of equity, to deficit as at the Transition Date including foreign currency differences which arose on adoption of IFRS.

The Company applied the following mandatory exemptions:

Estimates

Hindsight is not used to create or revise estimates. In accordance with IFRS 1, an entity’s estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under the previous GAAP applied, unless there is objective evidence that those estimates were in error. The Company’s IFRS estimates as of April 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

A reconciliation of the Statements of Financial Position and Statements of Comprehensive Loss for the periods noted below.

  Consolidated Statement of Financial Position as at the Transition Date of April 1, 2010
  Consolidated Statement of Financial Position as at March 31, 2011
  Consolidated Statement of Comprehensive Loss for the year ended March 31, 2011

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

22. FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Consolidated Statement of Financial Position as at the Transition Date of April 1, 2010:

	GAAP	IFRS Adjustments	Note	IFRS

Current
Cash and cash equivalents	$11,095,799	$-		$11,095,799
Investments	2,875,968	-		2,875,968
Receivables	570,836	-		570,836
Prepaid expenses	150,996	-		150,996
Total current assets	14,693,599	-		14,693,599

Non-current
Restricted cash	236,558	-		236,558
Equipment	375,015	-		375,015
Exploration and evaluation assets	10,109,487	(3,269,031)	22 (b)(i)	6,840,456
Reclamation bonds	273,583			273,583
Total non-current assets	10,994,643	(3,269,031)		7,725,612

TOTAL ASSETS	$25,688,242	$(3,269,031)		$22,419,211

LIABILITIES

Current
Accounts payable and accrued liabilities	$718,031	$-		$718,031
Advances from joint venture partners	382,874	-		382,874
Total current liabilities	1,100,905	-		1,100,905

Deferred tax liability	3,131,547	(3,131,547)	22 (b)(i)	-

TOTAL LIABIITIES	4,232,452	(3,131,547)		1,100,905

SHAREHOLDERS' EQUITY
Capital stock	31,984,129	-		31,984,129
Commitment to issue shares	100,365	-		100,365
Share based payment reserve	3,407,896	-		3,407,896
Accumulated other comprehensive income	864,848	-		864,848
Deficit	(14,901,448)	(137,484)	22 (b)(i)	(15,038,932)
Total shareholders' equity	21,455,790	(137,484)		21,318,306

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$25,688,242	$(3,269,031)		$22,419,211

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

22. FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Consolidated Statement of Financial Position as at March 31, 2011:

	GAAP	IFRS Adjustments	Note	IFRS

Current
Cash and cash equivalents	$48,370,004	$-		$48,370,004
Investments	353,501	-		353,501
Receivables	577,737	-		577,737
Prepaid expenses	377,180	-		377,180
Total current assets	49,678,422	-		49,678,422

Non-current
Restricted cash	387,124	-		387,124
Equipment	314,916	-		314,916
Investment in associated companies	79,121	-		79,121
Exploration and evaluation assets	9,693,830	(3,439,980)	22 (b)(i)(ii)	6,253,850
Reclamation bonds	413,037	-		413,037
Other assets	71,721	-		71,721
Total non-current assets	10,959,749	(3,439,980)		7,519,769

TOTAL ASSETS	$60,638,171	$(3,439,980)		$57,198,191

LIABILITIES

Current
Accounts payable and accrued liabilities	$1,405,012	$-		$1,405,012
Advances from joint venture partners	197,188	-		197,188
Total current liabilities	1,602,200	-		1,602,200

Deferred tax liability	2,534,458	(2,534,458)	22 (b)(i)(ii)(iii)(iv)	-

TOTAL LIABIITIES	4,136,658	(2,534,458)		1,602,200

SHAREHOLDERS' EQUITY
Capital stock	75,058,770	-		75,058,770
Commitment to issue shares	491,996	-		491,996
Share based payment reserve	5,393,723	-		5,393,723
Accumulated other comprehensive income	-	-		-
Deficit	(24,442,976)	(905,522)	22 (b)(i)(ii)(iii)(iv)	(25,348,498)
Total shareholders' equity	56,501,513	(905,522)		55,595,991

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$60,638,171	$(3,439,980)		$57,198,191

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

22. FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

Consolidated Statement of Comprehensive Loss for the Year Ended March 31, 2011:

	GAAP	IFRS Adjustments	Note	IFRS

EXPLORATION EXPENDITURES	$10,941,182	$-		$10,941,182
Less: recoveries	(6,185,414)	-		(6,185,414)
Net exploration expenditures	4,755,768	-		4,755,768

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative and office	988,002	-		988,002
Investor relations and shareholder information	228,411	-		228,411
Professional fees	495,510	-		495,510
Salaries and consultants	1,266,227	-		1,266,227
Share-based payments	2,819,284	-		2,819,284
Transfer agent and filing fees	146,715	-		146,715
	5,944,149	-		5,944,149

Loss before other items	(10,699,917)	-		(10,699,917)

OTHER ITEMS
Change in fair value of held-for-trading investments	(79,539)	-		(79,539)
Equity loss on investments in associated companies	(57,694)	-		(57,694)
Foreign exchange loss	(519,792)	-		(519,792)
Gain on investments	1,132,088	-		1,132,088
Interest income	229,733	-		229,733
Loss on dilution of investment in a former subsidiary	(142,400)	-		(142,400)
Loss on disposal of equipment	(47,322)	-		(47,322)
	515,074	-		515,074

Loss before income taxes	(10,184,843)	-		(10,184,843)
Deferred tax expense	643,315	(768,038)	22 (b)(ii)(iii)(iv)	(124,723)

Comprehensive loss for the year	(9,541,528)	(768,038)		(10,309,566)

Basic and diluted loss per share	$(0.24)			$(0.26)
Weighted average number of common shares outstanding	40,055,905			40,055,905

(a) Share-based payments

Under Canadian GAAP, the Company measured share-based payments related to share purchase options at the fair value of the share purchase options granted using the Black-Scholes option pricing model and recognized this expense over the vesting period of the options. Forfeitures are recognized as they occur.

IFRS 2, similar to Canadian GAAP, requires the Company to measure share-based payments related to share purchase options granted to employees at the fair value of the share purchase options on the date of grant and to recognize such expense over the vesting period of the options.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

22. FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

(a) Share-based payments (continued)

However, for share purchase options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured.

Prior to April 1, 2010, the Company used the straight-line method of calculating vested options. The fair value of share-based payments with graded vesting was calculated as one grant and the resulting fair value was recognized on a straight-line basis over the vesting period. Effective April 1, 2010, the Company changed from the straight-line method to the graded-vesting method.

Under IFRS – each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

Prior to April 1, 2010, forfeitures of awards were recognized as they occurred. Under IFRS, forfeiture estimates are recognized on the grant date and revised for actual forfeitures in subsequent periods.

The adjustments were calculated only for unvested share purchase options issued and outstanding as of and after the transition date. At transition date all options were fully vested.

(b) Deferred tax

Under Canadian GAAP, the Company recognized a deferred tax liability upon the acquisition of an asset in a transaction which is not a business combination. Under IFRS, IAS 12 Income Taxes does not permit a deferred tax liability to be recognized upon the recognition of an asset in a transaction which is not a business combination. To conform to IFRS, the Company reversed these previously booked liabilities and their related deferred tax recoveries resulting from an increase in the asset tax basis from expenditures incurred.

To conform to IFRS, the following adjustments were made:

(i)

Reversal of $3,269,031 from exploration and evaluation assets which was the result of the recognition of a deferred tax liability from the acquisition of Bronco Creek Exploration Inc (“BCE”) during the year ended March 31, 2010. Reversal of the related deferred tax liability of $3,131,547, and the reversal of the difference being $137,484 which relates to the deferred tax recovery that resulted from an increase in the asset tax basis from expenditures incurred during the year.

(ii)

Reversal of $170,949 from exploration and evaluation assets which was the result of the recognition of a deferred tax liability from the acquisition of Viad Royalties AB (formerly Phelps Dodge Exploration AB) during the year ended March 31, 2011 and the reversal of the related deferred tax liability of $170,949.

(iii)	Reversal of the related deferred tax recovery of $19,243 recorded during the year ended March 31, 2010 related to the recovery of the deferred tax liability recorded on the BCE acquisition.

(iv)

Reversal of the related deferred tax recovery of $577,846 recorded during the year ended March 31, 2011 related to the recovery of the deferred tax liability recorded on the BCE and Viad Royalties AB acquisitions.

As a result, at April 1, 2010, $3,131,547 has been reallocated out of deferred income taxes and $3,269,031 has been reallocated from exploration and evaluation assets.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
NINE MONTH PERIOD ENDED DECEMBER 31, 2011

22. FIRST TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”) (continued)

(c) Presentation differences

Some line items are described differently under IFRS compared to Canadian GAAP. These line items are as follows (with Canadian GAAP descriptions in brackets):

(i)	Exploration and evaluation assets (“Mineral properties”);
(ii)	Decommissioning and restoration provision (“Asset retirement obligation”); and,
(iii)	Share based payment reserve (“Contributed surplus”).